

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2025

Hans van Houte
Chief Financial Officer
Nurix Therapeutics, Inc.
1700 Owens Street, Suite 205
San Francisco, CA 94158

  Re: Nurix Therapeutics, Inc.
    Form 10-K for Fiscal Year Ended November 30, 2024
    File No. 001-39398

Dear Hans van Houte:

 We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences